[LATHAM&WATKINS LLP LETTERHEAD]

        November 23, 2004

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

        Re: FTD Group, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

        On behalf of FTD Group, Inc. (the "Company"), pursuant to the provisions of the Securities Act of 1933, as amended, and Rule 101(a) of Regulation S-T, we are transmitting in electronic format for filing a Registration Statement on Form S-1 covering a securities offering by the Company of shares of its common stock, par value $0.01 per share, in connection with the Company's proposed initial public offering.

        Please note that a fee payable to the Securities and Exchange Commission (the "Commission") in the amount of $22,806 in payment of registration fees has been wired to the Commission's account pursuant to Rule 13(c) of Regulation S-T.

        If you have any questions or comments relating to this transmittal, please call me at (213) 485-1234.

Respectfully yours,
/s/ JAMES P. BEAUBIEN

James P. Beaubien
of LATHAM & WATKINS LLP

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